FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

SIBANYE GOLD LISTING

Johannesburg, 11 February 2013 Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) announced on 29 November 2012, the creation of a new South African gold mining champion, through the unbundling of its 100% subsidiary, Sibanye Gold Limited (Sibanye Gold), formerly known as GFI Mining South Africa Proprietary Limited (GFIMSA).

Today, 11 February 2013, Sibanye Gold was listed on the JSE and began trading at around R14/share, giving it a market capitalisation of approximately R10-billion. Gold Fields shares closed at R105.80 on Friday 8 February and started trading at R93 this morning, making its market capitalisation approximately R68-billion. The listing on the New York Stock Exchange (NYSE) of the Sibanye Gold's ADR Programme commences later today when the NYSE opens for trading.

The distribution will result in the current Gold Fields' shareholders subsequently holding two separate shares, the newly distributed Sibanye Gold share as well as their original Gold Fields' share.

Gold Fields retains secondary listings of ADRs on the NYSE and secondary listings on the Dubai, Brussels and Swiss stock exchanges.

Gold Fields mining operations now comprise open-pit or shallow underground operations and, in the case of the South Deep project in South Africa, a deep-level, bulk underground mechanised operation together with the international exploration and development projects.

Nick Holland explains Gold Fields' strategy: "Our operations will no longer focus solely on the number of ounces of gold produced, but rather on the costs associated with the production. Cash generation is to be a core focus with priority given to low risk, high return brownfields opportunities. Greenfields projects will only be pursued if they will provide superior returns. M&A will be considered only where there is clear value with regard to production."

He adds: "2013 needs to see South Deep, moving from the construction phase to ore body development and build-up. On the financial side, we will look to leverage the balance sheet for growth on a per share basis. We are committed to delivering value to shareholders, with dividends having first call on cash flows. It is our intention to pay out 25-35% of normalised earnings."

Holland says that Gold Fields will make a point of setting realistic production targets. "It's not about ounces, it's about cash," he concludes.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Gold Fields will be releasing Q4 2012 and full-year 2012 financials on Thursday, which will be the last time that the results will include the Sibanye Gold operations.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email : Remmy.Kawala@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2012, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 11 February 2013

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs